



2023 REPORT

Unified

LETTER

Dear investors,

We're making good progress in terms of development and generating excitement within our target market. We have several organizations with extensive membership bases interested in joining Unified. Our challenge is to deliver a feature-rich product quickly enough so that we can maintain the level of excitement. We will be exploring ways to implement "minimum" versions of these features so we can keep momentum and drive engagement.

We need your help!

Investors should create their own account on Unified (they can ask the Unified team for an invite) and encourage political or non-profit groups they know to join as well. Investors who are involved in the activism space should post about their activity regularly and engage with other users so we can kickstart the "engagement flywheel" on Unified. These investors can also provide direct product feedback.

Sincerely,

Shion Deysarkar

CEO & Co-Founder

Jeremy Smith

Director

Charles Christie

Board Member

How did we do this year?

REPORT CARD

B+

☺ The Good

Launched public beta.

Attracted interest from over 1000 individuals and 600 organizations.

Released several important features, including basic social media posting, following users, chat, and organizing actions.

☹ The Bad

Difficult funding environment meant it was harder to raise substantially more funds from outside investors.

Lack of additional funding meant it was harder to accelerate development through additional staffing.

It's possible we're a few months behind where we need to be in order to fully leverage the level of excitement we've built.

to fully leverage the level of excitement we've built.

2023 At a Glance

January 1 to December 31



$21,104 +15X
Revenue



-$994,614
Net Loss



$34,094 +42%
Short Term Debt



$101,217
Raised in 2023



$37,380
Cash on Hand
As of 03/14/24

INCOME   BALANCE   NARRATIVE

● Revenues   ● Profit


$1,259
-$1,032,349
$21,104
-$994,614
2022
2023

Net Margin: -4,713% Gross Margin: -105% Return on Assets: 2,047% Earnings per Share: -$0.15

Revenue per Employee: $3,015 Cash to Assets: -94% Revenue to Receivables: ~

Debt Ratio: -70%

Review_Report_2020_2021__1_.pdf

Unified_2022.pdf

Unified_2023.pdf

We ❤ Our 107 Investors

Thank You For Believing In Us

Daniel Segura-Kelly
Skyler Korgel
Sedale Turbovsky
Kurt Lockhart
Christopher G. Hollins
Beto Juarez III
Chris Mayer
Robert Stewart
Kelly Avant
Thomas Spellman
Benny Kil
Francisco Jimenez...
Nathaniel Pearlman
Steven McAlpine
Brad Wilson
Kevin King
Joshua Levin
Benjamin Harper
Sameer Shah
Andres Arevalo
Sadie Mckesson
Peniel E. Joseph
Scot Braymer
Michael Gucwa
Mitchell Allen
Abe Chu
Wendy Snead
Megan O'Kain Lotay
Jay Panchal
Matthew Welch
Grace Rodriguez
Emily Eby
Jack McCambridge
Daniel Newman
Cliff Walker
Sabari N Krishnan
David Dubin
Amanda Phillips
Josh Nussbaum
Josh Nelson
Hatem Rowaihy
Brian Smith
Micah Sifry
Shannon Elder
Jill Van Voorhis
Saundra Ragona
Rashmi Patel
Vivek Kothari
Martin Turner
Shai Sachs
Eric Turnwald
Jasmine Castrodad
Donovan Corliss
Luis Freay
Eric Turnwald
Jacqueline Hughes
Carl Morgan
Frankie Li
Taylor Nelson
Jc Dwyer

Neha Srivastava
Jake Barry
Ilyse Hogue
Rich Skrenta
Larry Hawkins
Felicity Maxwell
Shalini Ratnasingam
Kimberly Sawyer

Claudia Martino
Emily Rogers
Geogy Philip
Katharine Gage
Sankalp Behara
C.K. Niranjan Kumar
Oladeji Olulana

John R Ray
Mark Rogers
Jeremy Smith
Adil Trehan
Ryan McCray
Andy Sernovitz
Patrick Curry

Ed Melendez
Edison Carter
Marcia Stohr
Nancy Stalnaker
Alexia Hernandez
Sage Weil
Eric C. De Valpine

Natalie Ward
Caroline Stern
Becky Bullard
Heather Buffo
Cecilia Wessinger
Nicholas Caetano
Alison Feldman

Daniel Gillmor
Haley Plasman
Nikki Sumrow
Christina Potter
Joseph Kopser
Alice Yi
Jeff Hall

Thank You!

From the Unified Team



Shion Deysarkar

CEO & Co-Founder

A proven leader in the world of technology and activism. Built a multi-million DaaS firm from the ground up which now grows 50% YoY. Deployed political organizing...



Jeremy Smith

Co-Founder

A military, activism, and technology veteran. Has registered >1,000,000 voters via digital tools. CEO @ Civitech, a multi-million dollar political technology firm. US Army...



Kas Sohr

Lead Data Scientist

Data scientist with 15 yrs'



Brian T. Smith

Head of Strategic Partnerships

Data scientist with 15 yrs
experience in community
development. Her work has
been recognized by the TED...

22-yr campaign & govt relations
professional with a recent focus
on driving rapid growth for tech
startups. Has been in the room...



RG Hall 🐦 in

Operations Manager

A diverse range of organizing
experience, including serving on
the Biden Inaugural Advance
Team, consulting for...



Amanda Phillips 🐦 in

Community Manager

10 yrs of building communities
from the ground up. Versatile
creative: photographer, event
producer, designer,...



Jack Klika in

Lead Backend Developer

Multi-disciplinary backend and
infrastructure engineer. Led
scaling of Foxconn's internal AI
and customer-facing software....



Francisco Jimenez 🐦 in

Lead Mobile Developer

Seasoned mobile and web
developer with broad
experience building application
for clients in consumer,...

Details

The Board of Directors

Director	Occupation	Joined
Shion Devsarkar	CEO @ Unified	2018

Shion Deysarkar	CEO @ Unified	2018
Jeremy Smith	CEO @ Civitech	2018
Charles Christie	Product Manager @ Cattron Global	2021

Officers

Officer	Title	Joined
Shion Deysarkar	President	2018
Jeremy Smith	Secretary	2018

Voting Power

Holder	Securities Held	Voting Power
Jeremy Smith	2,770,600 Common Stock	41.6%
Shion Deysarkar	2,945,600 Common Stock	44.2%

Past Equity Fundraises

Date	Amount	Security	Exemption
10/2018	$500,000	Safe	Section 4(a)(2)
01/2019	$500,000	Safe	Section 4(a)(2)
07/2021	$1,000,000	Safe	Section 4(a)(2)
01/2023	$101,217		4(a)(6)

The use of proceeds is to fund general operations.

Outstanding Debts

None.

Related Party Transactions

None.

Capital Structure

Class of Security	Securities (or Amount) Authorized	Securities (or Amount) Outstanding	Voting Rights
Common Stock	15,000,000	6,663,160	Yes

Warrants:	0
Options:	1

Form C Risks:

Individuals may not be interested in using Unified or using it on a regular basis. Failure to attract or retain users at sufficient levels will prevent us from building a large enough userbase and sustainable business.

Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

We are assuming we will be able to set up the necessary legal, compliance, and technological infrastructure needed to handle payment processing within the political and non-profit market.

The Company may never receive a future equity financing or elect to convert the Securities upon such future financing. In addition, the Company may never undergo a liquidity event such as a sale of the Company or an IPO. If neither the conversion of the Securities nor a liquidity event occurs, the Purchasers could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities are not equity interests, have no ownership rights, have no rights to the Company's assets or profits and have no voting rights or ability to direct the Company or its actions.

The political market relies heavily on "insider" relationships to secure large contracts, which are often critical for survival. Our success may depend on building such relationships.

There have been several attempts at political-oriented social networks before. While we believe we believe those products had significant shortcomings, it may also be the case that there simply is no market for such a product.

Organizations may not be interested in using Unified for their organizing purposes. They may suffer from app/tool fatigue or may not see sufficient benefit to using Unified to justify investing in training to use it effectively.

When handling donations, subscriptions, or other payments made through Unified, we'll likely need to depend on Stripe or other payment processing systems. This means we are subject to the fees charged by these systems. Similarly, we may be subject to fees levied by Apple or Google for payments done through mobile apps.

We are likely to face many content moderation challenges as we grow. All social networks face this challenge, and no content moderation strategy employed so far has scaled well. Unified in particular may be subject to unique challenges here due to its political focus.

Jeremy Smith is a part-time officer. As such, it is likely that the company will not make the same progress as it would if that were not the case.

Description of Securities for Prior Reg CF Raise

<u>Additional issuances of securities.</u> Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured. The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a

follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Issuer repurchases of securities. The Company may have authority to repurchase its securities from shareholders, which may serve to decrease any liquidity in the market for such securities, decrease the percentage interests held by other similarly situated investors to the Investor, and create pressure on the Investor to sell its securities to the Company concurrently.

A sale of the issuer or of assets of the issuer. As a minority owner of the Company, the Investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the Investor will rely upon the executive management of the Company and the Board of Directors of the Company to manage the Company so as to maximize value for shareholders. Accordingly, the success of the Investor's investment in the Company will depend in large part upon the skill and expertise of the executive management of the Company and the Board of Directors of the Company. If the Board Of Directors of the Company authorizes a sale of all or a part of the Company, or a disposition of a substantial portion of the Company's assets, there can be no guarantee that the value received by the Investor, together with the fair market estimate of the value remaining in the Company, will be equal to or exceed the value of the Investor's initial investment in the Company.

Transactions with related parties. The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management and Board of Directors of the Company will be guided by their good faith judgement as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the Company to its shareholders. By acquiring an interest in the Company, the Investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waived any claim with respect to any liability arising from the existence of any such conflict of interest.

Minority Ownership

An Investor in the Company will likely hold a minority position in the Company, and thus be limited as to its ability to control or influence the governance and operations of the Company.

The marketability and value of the Investor's interest in the Company will depend upon many factors outside the control of the Investor. The Company will be managed by its officers and be governed in accordance with the strategic direction and decision-making of its Board Of Directors, and the Investor will have no independent right to name or remove an officer or member of the Board Of Directors of the Company.

Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured.

The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Exercise of Rights Held by Principal Shareholders

As holders of a majority-in-interest of voting rights in the Company, the shareholders may make decisions with which the Investor disagrees, or that negatively affect the value of the Investor's securities in the Company, and the Investor will have no recourse to change these decisions. The Investor's interests may conflict with those of other investors, and there is no guarantee that the Company will develop in a way that is optimal for or advantageous to the Investor. For example, the shareholders may change the terms of the articles of incorporation for the company, change the terms of securities issued by the Company, change the management of the Company, and even force out minority holders of securities. The shareholders may make changes that affect the tax treatment of the Company in ways that are unfavorable to you but favorable to them. They may also vote to engage in new offerings and/or to register certain of the Company's securities in a way that negatively affects the value of the securities the Investor owns. Other holders of securities of the Company may also have access to more information than the Investor, leaving the Investor at a disadvantage with respect to any decisions regarding the securities he or she owns. The shareholders have the right to redeem their securities at any time. Shareholders could decide to force the Company to redeem their securities at a time that is not favorable to the Investor and is damaging to the Company. Investors' exit may affect the value of the Company and/or its viability. In cases where the rights of holders of convertible debt, SAFES, or other outstanding options or warrants are exercised, or if new awards are granted under our equity compensation plans, an Investor's interests in the Company may be diluted. This means that the pro-rata portion of the Company represented by the Investor's securities will decrease, which could also diminish the Investor's voting and/or economic rights. In addition, as discussed above, if a majority-in-interest of holders of securities with voting rights cause the Company to issue additional stock, an Investor's interest will typically also be diluted.

Restrictions on Transfer

The securities offered via Regulation Crowdfunding may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred:

to the issuer;
to an accredited investor ❓ ;
as part of an offering registered with the U.S. Securities and Exchange Commission; or
to a member of the family of the purchaser or the equivalent, to a trust controlled by the ❓ purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Valuation Methodology for Prior Reg CF Raise

The offering price for the securities offered pursuant to this Form C has been determined arbitrarily by the Company, and does not necessarily bear any relationship to the Company's book value, assets, earnings or other generally accepted valuation criteria. In determining the offering price, the Company did not employ investment banking firms or other outside organizations to make an independent appraisal or evaluation. Accordingly, the offering price should not be considered to be indicative of the actual value of the securities offered hereby.

The initial amount invested in a SAFE is determined by the investor, and we do not guarantee that the SAFE will be converted into any particular number of shares of Preferred Stock . As discussed in Question 13, when we engage in an offering of equity interests involving Preferred Stock , Investors may receive a number of shares of Preferred Stock calculated as either (i) the total value of the Investor's investment, divided by the price of the Preferred Stock being issued to new Investors, or (ii) if the valuation for the company is more than the Valuation Cap, the amount invested divided by the quotient of (a) the Valuation Cap divided by (b) the total amount of the Company's capitalization at that time. Because there will likely be no public market for our securities prior to an initial public offering or similar liquidity event, the price of the Preferred Stock that Investors will receive, and/or the total value of the Company's capitalization, will be determined by our board of directors . Among the factors we may consider in determining the price of Preferred Stock are prevailing market conditions, our financial information, market valuations of other companies that we believe to be comparable to us, estimates of our business potential, the present state of our development and other factors deemed relevant. In the future, we will perform valuations of our stock (including both common stock and Preferred Stock) that take into account, as applicable, factors such as the following:

unrelated third party valuations;
the price at which we sell other securities in light of the relative rights, preferences and privileges of those securities;
our results of operations, financial position and capital resources;
current business conditions and projections;
the marketability or lack thereof of the securities;
the hiring of key personnel and the experience of our management;
the introduction of new products;
the risk inherent in the development and expansion of our products;
our stage of development and material risks related to our business;
the likelihood of achieving a liquidity event, such as an initial public offering or a sale of our company given the prevailing market conditions and the nature and history of our business;
industry trends and competitive environment;
trends in consumer spending, including consumer confidence;
overall economic indicators, including gross domestic product, employment, inflation and interest rates; and
the general economic outlook.
We will analyze factors such as those described above using a combination of financial and market-based methodologies to determine our business enterprise value. For example, we may use methodologies that assume that businesses operating in the same industry will share similar characteristics and that the Company's value will correlate to those

characteristics, and/or methodologies that compare transactions in similar securities issued by us that were conducted in the market.

Company

Unified for Progress, Inc.

Delaware Corporation
Organized September 2018
7 employees
2815 Manor Rd
#100
Austin TX 78722 https://www.joinunified.us

Business Description

Refer to the Unified profile.

EDGAR Filing

The Securities and Exchange Commission hosts the official version of this annual report on their EDGAR web site. It looks like it was built in 1989.

Compliance with Prior Annual Reports

Unified is current with all reporting requirements under Rule 202 of Regulation Crowdfunding.

All prior investor updates

You can refer to the company's updates page to view all updates to date. Updates are for investors only and will require you to log in to the Wefunder account used to make the investment.

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